August 3, 2006

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549-7010

RE:	Aviall, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed June 19, 2006
File No. 0-12380

Dear Ladies and Gentlemen:

On behalf of our client, Aviall, Inc. (“Aviall”), we submit the following responses to the letter dated August 2, 2006 containing additional comments from the staff of the Securities and Exchange Commission (the “Staff”) relating to Aviall’s Revised Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”). For your convenience, we are sending to each of Edward M. Kelly, Esq., counsel assigned to the Proxy Statement, and Jennifer R. Hardy a marked hard copy of the Proxy Statement enclosed with this letter to indicate Aviall’s responses to the Staff’s comments. Please be advised that the responses contained herein, and the information provided herein, have been prepared by, and obtained from, Aviall. Aviall acknowledges that:

•	Aviall is responsible for the adequacy and accuracy of the disclosures in the filings.

•	The Staff’s comments or changes to disclosures in response to the Staff’s comments do not foreclose the Securities and Exchange Commission from taking any action on the filings.

•	Aviall may not assert the Staff’s comments as a defense in any proceedings initiated by the Securities and Exchange Commission or any person under the United States’ federal securities laws.

We respectfully request that the Staff provide any further comments at its earliest convenience.

Interests of Aviall’s Executive Officers and Directors in the Merger, page 6.

1.	Refer to prior comment 6. Footnote (1) on page 11 states that additional bonus amounts are payable to Mr. Paul E. Fulchino for each year up to and including December 31, 2009 under his amended and restated employment agreement with The Boeing Company. Quantify the amount of the additional bonus amounts here and on page 58.

Response:

Aviall has revised the Proxy Statement in accordance with this comment.

Opinion of Our Financial Advisor, page 38.

2.	Include in the proxy statement the information that you gave us in response to prior comment 21: Credit Suisse made preliminary presentations on several occasions to the Aviall board of directors that were substantially similar to the final presentation made at the April 30, 2006 meeting, with changes to reflect updated transaction terms and market information.

Response:

Aviall has revised the Proxy Statement in accordance with this comment.

Material United States Federal Income Tax Consequences of the Merger, page 61.

3.	Refer to prior comment 5. As requested previously, delete the word “generally” in the second paragraph’s fourth sentence because the words may imply that stockholders cannot rely on the disclosure.

Response:

Aviall has revised the Proxy Statement in accordance with this comment.

Security Ownership of Certain Beneficial Owners, page 78.

4.	Refer to prior comments 33, 34, and 35. As noted previously, Item 403 of Regulation S-K requires disclosure of all beneficial owners, with reference to beneficial ownership as it is defined in Rule 13d-3 under the Exchange Act. Thus, you should identify all persons who, directly or indirectly, have or share voting and investment control. See Interpretation 4S. of Item 507 of Regulation S-K in the March 1999 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website.

Response:

Aviall has revised footnotes 2, 4 and 5 on page 78 of the Proxy Statement in accordance with this comment. Aviall contacted Stichting Pensioenfonds ABP in order to obtain additional information in response to this comment, but Stichting Pensioenfonds ABP would not identify any natural person or persons having sole or shared voting and investment control over the securities held by Stichting Pensioenfonds ABP.

Exhibit 99.1.

5.	Absent an order granting confidential treatment, Item 601(b)(10) of Regulation S-K requires the filing of material contracts, including attachments, in their entirety. Attachments include, for example, annexes, appendices, exhibits, and schedules. Since you did not file the exhibit’s attachments, please refile the exhibit in its entirety.

Response:

In accordance with this comment, Aviall has amended the Form 8-K dated July 11, 2006 and refiled the exhibit in its entirety.

Should any members of the Staff have any questions or comments concerning the enclosed materials, please contact Janice V. Sharry, Esq. at (214) 651-5562 or Garrett A. DeVries, Esq. at (214) 651-5614.

Very truly yours,

/s/ Garrett A. DeVries

Garrett A. DeVries

(214) 651-5614

Garrett.DeVries@haynesboone.com

cc:	Jeffrey J. Murphy
Janice V. Sharry
Ryan R. Cox

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